UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)1

WVS FINANCIAL CORP.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

929358 10 9

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 929358 10 9	13G/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WVS Financial Corp. Employees Stock Ownership Plan and Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 170,759
	6.	SHARED VOTING POWER 138,688
	7.	SOLE DISPOSITIVE POWER 170,759
	8.	SHARED DISPOSITIVE POWER 138,688

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.99%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 929358 10 9	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

WVS Financial Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9001 Perry Highway

Pittsburgh, Pennsylvania 15237

Item 2(a).	Name of Person Filing:

WVS Financial Corp. Employee Stock Ownership Plan and Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

WVS Financial Corp.

9001 Perry Highway

Pittsburgh, Pennsylvania 15237

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

929358 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 929358 10 9	13G/A	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

309,447 shares of Common Stock

(b)	Percent of class: 15.99% (based on 1,935,641 shares of Common Stock issued and outstanding as of December 31, 2019)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 170,759

(ii)	Shared power to vote or to direct the vote 138,688

(iii)	Sole power to dispose or to direct the disposition of 170,759

(iv)	Shared power to dispose or to direct the disposition of 138,688

The WVS Financial Corp. Employee Stock Ownership Plan and Trust (the “ESOP” or the “Reporting Person”) is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the benefit of participating employees and their beneficiaries. The ESOP’s assets are held in trust by the trustee, currently John W. Grace (the “Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held in the ESOP by the Plan Trustee as of December 31, 2019. As of December 31, 2019, of the 309,447 shares of Common Stock held in the ESOP, there were 138,688 shares of Common Stock allocated to individual accounts established for participating employees and their beneficiaries, while 170,759 shares of Common Stock held in the ESOP were unallocated. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee (who has shared voting and dispositive power over the allocated shares), subject to the fiduciary duties of the Plan Trustee and applicable law. Any unallocated shares of Common Stock are generally voted by the Plan Trustee in his discretion, subject to the fiduciary duties of the Plan Trustee and applicable law.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the

CUSIP NO. 929358 10 9	13G/A	Page 5 of 6 Pages

extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the Reporting Person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the Reporting Person is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the Reporting Person is not a member of a group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 929358 10 9	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustee is the beneficial owners of any securities covered by this report, and the Plan Trustee expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

WVS FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

January 15, 2020	By:	/s/ David J. Bursic
David J. Bursic, President, on behalf of West
View Savings Bank as Plan Administrator